Exhibit (e)(31)

Termination of Employee Stock Purchase Plan

July 7, 2014

As you know, Fusion-io, Inc. (the “Company”) recently entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SanDisk Corporation (“Parent”), and Flight Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Sub”).  Under the Merger Agreement, on June 16, 2014, the Merger Sub launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock.  If the Offer is successful, then following the expiration of the Offer, the Merger Sub will to merge with and into the Company, which will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”).

Please read this notice carefully, as it explains the effect of the Offer on your current participation in the Fusion-io, Inc. 2011 Employee Stock Purchase Plan (the “ESPP”).

Q:                                   What will happen to the ESPP under the Merger Agreement?

A:                                   In connection with the Offer, the current purchase period under the ESPP will be terminated on July 16, 2014, and the ESPP will then terminate with respect to all offering and purchase periods.  As a current ESPP participant, you will have one last opportunity to purchase shares of common stock of the Company under the ESPP before it terminates, as described below.

Q:                                   Will I still be able to purchase shares under the ESPP before it terminates?

A:                                   Yes.  As a current ESPP participant, you will have one last opportunity to purchase shares of common stock of the Company under the ESPP before it is terminated.  The current purchase period will be shortened to end on July 16, 2014, and your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company on such date (the “Final Purchase Date”), unless you have withdrawn from participation in the ESPP before the Final Purchase Date.  We anticipate the purchase price under the ESPP will be $9.163 per share, which equals eighty-five percent (85%) of the fair market value of a share of Company common stock on February 18, 2014, the date the offering period began.

Q:                                   What will happen to the shares I purchase on the Final Purchase Date?

A:                                   If you do not withdraw from the ESPP as described below, your accumulated payroll deductions will automatically be applied to purchase shares of common stock of the Company on July 16, 2014, and you will become a stockholder of the Company with respect to those shares.  Similar to any other stockholder of the Company, you will have the right to tender your ESPP shares in accordance with the terms and conditions of the Offer.  If (i) you elect not to tender your ESPP shares, (ii) you continue to hold such shares and (iii) the Merger occurs, you will subsequently receive the same amount of cash per share ($11.25 per share) that you would have received had you tendered your ESPP shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes.  For information regarding the Offer, please see the Tender Offer Statement on Schedule TO (including the Offer to Purchase and the related exhibits) filed by Parent and Merger Sub on June 16, 2014, which is available on the SEC’s internet site (http://www.sec.gov).

Q:                                   Am I still able to make contributions to the ESPP before the ESPP terminates?

A:                                   Yes.  As a current ESPP participant, you will continue to be able to make contributions from payroll to the ESPP to purchase shares of common stock of the Company on the Final Purchase unless you withdraw from participation in the ESPP before the Final Purchase.  You will not be permitted to make non-payroll contributions.

Q:                                   May I may changes to my payroll contribution percentage rate before the Final Purchase Date?

Generally, yes.  Before the Final Purchase Date, you will be allowed to reduce your contribution rate or withdraw from the ESPP.  However, you may not increase your contribution rate.

Q:                                   What does it mean to withdraw from the ESPP?

A:                                   If you do not want to purchase shares of Company common stock on the Final Purchase Date, you must withdraw from the ESPP by emailing or delivering a properly completed withdrawal notice to the Fusion-io Stock Administration Team (stockadmin@fusionio.com).  Your withdrawal notice must be received before July 11, 2014 at 5 p.m. MTN.  The form of withdrawal notice is available on the Company’s intranet site at CORE > HR > Employee Equity > ESPP.  Upon withdrawal, any accrued contributions will be returned to you as soon as possible (without interest).

Please submit any questions you have regarding this notice by e-mail to the Fusion-io Stock Administration Team at stockadmin@fusionio.com.

Additional Information and Where to Find It.

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Flight Merger Sub, Inc., a wholly owned subsidiary of SanDisk Corporation, has filed with the Securities and Exchange Commission on June 16, 2014. In addition, the Company has filed with the Securities and Exchange Commission on June 24, 2014, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Company’s stockholders can obtain the tender offer statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the Information Agent and Dealer Manager named in the tender offer materials or from Flight Merger Sub, Inc.. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.